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WRITER'S EMAIL ADDRESS:

amy.bohannon@shearman.com

August 22, 2008

Via Email and EDGAR Correspondence Filing

Mr. Brick Barrientos
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Clarion Value Fund, Inc.  and Clarion Value Fund Master, LLC Registration Statements

Dear Mr. Barrientos:

This letter responds to the comments you provided by telephone earlier this year to the most recent Clarion Value Fund, Inc. (the “Feeder Fund”) and Clarion Value Fund Master, LLC (the “Master Fund” and together with the Feeder Fund, the “Funds”) Registration Statements (the “Registration Statements”).  Below, I identify each of your comments and offer our responses.  Our responses are organized in the order that your comments would appear within the Registration Statements.  I have also included marked pages from a draft revision of the Registration Statements.1  We will file a copy of the Registration Statement reflecting the changes discussed herein following any further discussions with you.

I.	Summary

1.	COMMENT: You asked whether the Funds have any exposure to subprime mortgage debt and ask that we disclose and explain such exposure should the Funds have any.

1 The Registration Statements are each organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.  Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statements.

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NEW YORK     |     PARIS     |     ROME     |     SAN FRANCISCO     |     SÃO PAULO     |     SHANGHAI     |     SINGAPORE     |     TOKYO     |     TORONTO     |     WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Brick Barrientos

RESPONSE: The Funds’ primary investment strategy involves investing in commercial mortgage backed securities.  Although there is not a widely agreed to definition of what features make a mortgage “subprime,” there is broad agreement that references to “subprime mortgages” refer to residential mortgage loans.2  Although the Fund is permitted to invest in securities related to residential mortgages (and has done so as recently as March 2008), the Fund currently does not hold any residential mortgage backed securities.

The securities that the Funds sold in March 2008 were effectively packages of mortgages and did have subprime exposure, but that exposure amounted to less than 0.1% of the Funds’ net assets.  The Master Fund may invest in securities with subprime exposure in the future, but as any such investment is expected to be similarly de minimis with respect to the Funds’ net assets, we do not believe any additional disclosure is warranted.

2.
COMMENT: You note that we state under the heading Investment Objective that “Unrated securities represent the lowest grade in which the Master Fund is allowed to invest.”  You asked that we explain how it can be that unrated securities are the lowest rated securities.

RESPONSE:  The commercial mortgage backed securities (“CMBS”) in which the Master Fund invests are pools of commercial real estate loans divided into multiple “tranches” with varying subordination levels and credit ratings ranging from AAA to single-B and unrated. The tranches bear varying levels of credit risk based on the amount of “protection” provided by tranches that are subordinate to it.  The subordinate classes provide this protection (effectively, asset coverage) by absorbing at least some level of payment shortfalls and principal losses.  The tranche that is most senior is protected by all other tranches. The tranche that is most subordinate is the first to bear any loss and is referred to as the “unrated tranche”.  Since the unrated tranche bears the first loss, it is the lowest rated tranche and is the lowest “grade” in which the Master Fund is permitted to invest.  We have added language on page 4 of each Prospectus clarifying this point.

  2 See, e.g., http://www.iht.com/articles/2008/02/26/business/real.ph (generally distinguishing subprime loans from commercial loans).  See also, http://www.occ.treas.gov/ftp/release/2007-64a.pdf (Department of the Treasury Statement on Subprime Mortgage Lending discussing subprime lending only in the context of residential mortgage loans).

Mr. Brick Barrientos

II.	Prospectus – Fees and Expenses

3.
COMMENT: You note that we state: “In the event that the total annual operating expenses of the Fund exceed 0.80% of the net asset value (including management fees), the Adviser has agreed to waive the portion of its fee such that the Fund’s total annual operating expenses (including management fees) do not exceed 0.80% of the Fund’s net asset value.”  You ask whether this waiver is contractual or voluntary and request that, if it is contractual, we state the date on which this obligation will expire.

RESPONSE:    The fee waiver referenced above is contractual.  This contractual obligation does not expire.  We have added language on page 9 of the Feeder Fund’s Prospectus clarifying this point.

III.	Prospectus – Service Providers

4.	COMMENT: You ask that we detail Stephen Baines’ history at the Adviser since at least 2003.

RESPONSE: We have added language to address your comment in the Prospectus on page 7 of the Master Fund’s Prospectus and page 10 of the Feeder Fund’s Prospectus.

IV.	Prospectus – Financial Highlights

5.	COMMENT: You commented that it would be a clearer presentation if the footnotes used in the table appeared in descending numerical order.

RESPONSE: As you will note from the attached draft of the Feeder Fund’s Prospectus at page 15, we have re-ordered the footnotes in descending numerical order.

IV.	SAI – Risk Factors

6.	COMMENT: You question whether the risk factor titled Illiquid Securities is consistent with an open ended fund.

RESPONSE:  As you will note from the disclosure at page 9 of the Master Fund’s Prospectus and page 13 of the Feeder Fund’s Prospectus, the Funds have a distribution-in-kind policy, which allows the Funds to distribute securities rather than cash to a redeeming investor.  As such, we believe that the Illiquid Securities risk factor is both appropriate and consistent with the open end character of the Funds.  Illiquid Securities held by the Funds may affect the nature and character of the proceeds that a redeeming

Mr. Brick Barrientos

investor receives from the Funds and therefore we believe it is important to draw investors’ attention to the potential risk of the Funds holding this type of security.  Additionally, we believe it is important to make clear to investors that the Funds’ investment strategy entails liquidity risk.

V.	SAI – The Fund’s Portfolio Managers

7.
COMMENT: You asked that we modify our disclosure with respect to the disclosure regarding the Funds’ portfolio manager’s annual salary to state whether their annual salary is a fixed amount or subject to a certain formula.

RESPONSE:  The portfolio managers receive a fixed annual salary.  As you will note from the attached draft at page S-12 of the Master Fund SAI and page S-14 of the Feeder Fund’s SAI, we have added language to clarify this point.

VI.	SAI – Disclosure of Portfolio Holdings

8.	COMMENT: You asked that we modify our disclosure to disclose the names of the service providers to the Funds referenced in this section.

RESPONSE: As you will note from the attached draft at page S-20 of the Master Fund’s SAI and page S-22 of the Feeder Fund’s SAI, we have added language to address your comment.

You will note in the attached pages that we have made some additional changes to the SAI due to events that occurred since the Registration Statements were filed.  In March a Director of the Funds resigned and the Board recently appointed a new Director.  We have revised the sections of the Registration Statements that provide information about the Directors and attach the revised pages hereto.

Additionally, on May 29, 2008, the Board, at a meeting held for this purpose, voted to modify one of the Funds’ non-fundamental investment policies.  Under the prior non-fundamental policy, the Master Fund was required to invest in securities, a “majority” of which were rated BBB+ or below.  Under the revised policy, there will be no limit on the amount of securities rated above BBB+.

In connection with the change to the non-fundamental investment policy, the Investment Manager asked the Board to clarify the disclosure in the last sentence on page 4 of the Feeder Fund’s prospectus and be consistent with the second paragraph of page 10, since the two sentences could be read to state differently the investment policy they address.  Page 4 currently states: “Additionally, for temporary defensive purposes, the Master Fund may invest up to 20% of its total assets in high quality taxable and tax-exempt investments and in doing so may not

Mr. Brick Barrientos

achieve its investments objectives.”  The disclosure on page 10 states “The Master Fund may invest up to 20% of its total assets in U.S. Treasury securities and securities issued or guaranteed by agencies or instrumentalities of the U.S. government that are not mortgage securities.”  The Board believes that the disclosure on page 10 more accurately reflects their understanding of this policy and asked that the disclosure on page 4 be replaced with the phrasing on page 10.  We have marked these changes and a corresponding change to the Master Fund’s SAI on the attached pages.

The Clarion Value Fund, Inc. and the Clarion Value Fund Master, LLC acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, permit or declare the Registration Statements to become effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements.  In addition, the Clarion Value Fund, Inc. and the Clarion Value Fund Master, LLC acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective (or permitting it to do so automatically) does not relieve the Funds from each of their full responsibility for the adequacy and accuracy of the disclosures in their respective Registration Statement.  The Clarion Value Fund, Inc. and the Clarion Value Fund Master, LLC further acknowledge that they may not assert such effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above and as shown in the attached marked pages adequately address all of your comments.  We will not file the amended Registration Statement to reflect these changes without a follow-up discussion with you.  Meanwhile, should you have any questions concerning this letter or the attached draft, please do not hesitate to contact me at (212) 848-4347 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Amy E. Bohannon

Amy E. Bohannon

Enclosure

cc:	Jerry Chang (Chief Compliance Officer of the Funds)
Nathan J. Greene (S&S)

As filed with the Securities and Exchange Commission on February 29, 2008
REGISTRATION NO. 811-08920

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM N-1A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☑

AMENDMENT NO. 10
________________

CLARION VALUE FUND, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
________________

230 Park Avenue
New York, New York 10169
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 883-2500
________________

Daniel Heflin
ING Clarion Capital, LLC
230 Park Avenue New York, New York 10169
(NAME AND ADDRESS OF AGENT FOR SERVICE)
________________

Copy To:
Paul S. Schreiber, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

CLARION VALUE FUND, INC.

SUMMARY

Clarion Value Fund, Inc. (the “Fund”) was formed in December 1994 as a non-diversified, closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”). The Fund was reorganized as an open-end management investment company on July 8, 1999 and on June 20, 2002, the Fund was reorganized into a “feeder fund” in a “master-feeder” structure (as discussed more fully below). Until February 2005, the Fund operated under the name Clarion CMBS Value Fund, Inc. The investment objective of the Fund is to provide high current income. The Fund seeks to achieve its investment objective by investing in the “Master Fund,” which in turn actively manages a portfolio of investments comprised primarily of commercial mortgage-backed securities (“CMBS”). A CMBS is a type of mortgage-backed security that is secured by a loan (or loans) on one or more interests in commercial real estate property. The portfolio is managed to achieve high total return, including some possibility of capital appreciation.

Investment Objective

The investment objective of the Fund is to provide high current income. The Fund, unlike many other investment companies that directly acquire and manage their own securities, intends to seek to achieve its investment objective by investing all of its assets in Clarion Value Fund Master, LLC (“Master Fund”), a registered investment company organized as a Delaware limited liability company having the same investment objective as the Fund. The Master Fund in turn invests its assets, including those of the Fund, in securities. Accordingly, the investment experience of the Fund will correspond directly with the investment experience of the Master Fund. Investors should carefully consider this investment approach. See “Investments in the Fund-Risk Factors-Special Considerations Regarding Master-Feeder Structure” for additional information regarding this structure. There can be no assurance that either the Fund or the Master Fund will achieve its investment objective. For further discussion on the operations of the Master Fund, please refer to the Prospectus of the Master Fund.

In making its investments, the Master Fund follows a “value” strategy, meaning that the Fund seeks to acquire CMBS that the portfolio managers believe are potentially under-valued by the market relative to their underlying assets. The Master Fund intends to principally acquire various mezzanine and subordinate classes of CMBS securities (backed by collateral, primarily commercial mortgages (the “Collateral”)), which bear a higher risk-of-loss than more senior classes of the same securities. Some of these securities are considered to be “first loss” in that they are the first class to bear any loss resulting from a default on an underlying asset. The majority of the securities in which the Master Fund will invest are expected to be CMBS ~~rated BBB+ or below (by a nationally recognized rating agency) or unrated~~ with a maturity of 2 to 20 years. Unrated securities represent the lowest grade in which the Master Fund is allowed to invest. Unrated securities do not meet the minimum requirements to receive a credit rating from a ratings agency and are therefore higher risk than the lowest rated CMBS. ~~Additionally, for temporary defensive purposes, the Master Fund may invest up to 20% of its total assets in high-quality taxable and tax-exempt investments and in doing so may not achieve its investment objectives.~~ The Master Fund may invest up to 20% of its total assets in U.S. Treasury Securities and securities issued or guaranteed by agencies or instrumentalities of the U.S. Government that are not mortgage securities.

In support of its investment objective and to mitigate the risks associated with an investment in the Fund, a number of fundamental and non-fundamental investment restrictions have been placed on the activities of the Fund. These restrictions are set forth in the Statement of Additional Information (the “SAI”) that accompanies, and should be read in conjunction with, this Prospectus. The investment restrictions of the Master Fund are identical to those of the Fund.

Risk Factors

The Fund intends to seek to achieve its investment objective by investing all of its assets in the Master Fund. Accordingly, the Fund will be subject to all of the investment risks to which the Master Fund is subject. As a mutual fund investing in fixed income securities, the Master Fund is subject primarily to interest rate risk, spread risk and credit risk.

Interest rate risk is the potential for the value of the Master Fund’s assets to fall due to rising interest rates. In general, fixed-income securities lose value when interest rates rise and gain value when interest rates fall.

Spread risk is the potential for the value of the Fund’s assets to fall due to the widening of spreads. Fixed income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference (or “spread”) between the yield of a security and the yield of a benchmark, such as a U.S. Treasury security with a comparable maturity,

4

(Percentage of net
assets of the Fund)
Management Fees	0.63%
Distribution (12b-1) Fees	None
Other Expenses	0.17%
Total Annual Fund Operating Expenses(1)	0.80%

In the event that the total annual operating expenses of the Fund exceed 0.80% of net asset value (including management fees), the Adviser has agreed to waive the portion of its fee such that the Fund’s total annual operating expenses (including management fees) do not exceed 0.80% of the Fund’s net asset value. This fee waiver is a contractual obligation of the Adviser that does not expire. Any out-of-pocket due diligence and other expenses incurred by the Adviser in directly managing the Fund’s investments (which may include, but will not be limited to legal, appraisal, environmental and site visit expenses) will not be included as Fund operating expenses for purposes of calculating a management fee waiver. The same principles will apply to any fees or discounts collected (or credited against the purchase price of an investment) by the Fund as part of its investment activities such that they will not be credited against Fund operating expenses for purposes of calculating a management fee waiver.

Example

This Example is intended to help an investor compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that an investor invests $10,000 in the Fund for the time periods indicated, reinvests all dividends and distributions, and then redeems all shares at the end of those periods. The Example also assumes that an investor’s investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although an investor’s actual costs may be higher or lower, based on these assumptions an investor’s costs would be:[2]

One Year Three Years Five Years Ten Years
$82 $255 $444 $990

The redemption fee of 1.00%, which is imposed on shares redeemed within six months of their purchase, is not included in these calculations. If that fee were included, the investor’s costs would be higher.

Investment Objective and Policies

The investment objective of the Fund is to provide high current income. The Fund intends to achieve its investment objective by investing all of its assets in the Master Fund, which in turn manages a portfolio of investments comprised primarily of CMBS, with maturities ranging from 2 to 20 years. No assurance can be given that the investment objective of the Fund or the Master Fund will be achieved.

The Adviser also acts as investment adviser to the Master Fund. In determining the securities that the Master Fund will acquire, the Adviser may consider, among other factors, the following: the characteristics of the underlying mortgage loans, including loan-to-value and debt service coverage ratios, loan seasoning and risks of refinancing; characteristics of the underlying properties, including diversity of the loan pool, occupancy and leasing rates and competitiveness in the pertinent market; economic, environmental and local considerations; deal structure, including historical performance of the originator, subordination percentages and reserve fund balances; and structural participants such as administrators and servicers.

Although each of the Fund and the Master Fund is registered with the Securities and Exchange Commission as a “non-diversified” investment company (enabling each to invest more than 5% of its assets in the obligations of a single issuer), the Master Fund (and, indirectly, the Fund) intends to diversify its holdings so as not to be overly affected by a downturn in any specific region of the country, industry or property type. In that regard, with respect to the total collateral underlying the securities of the Master Fund: (1) no more than 33% shall be in any single state; (2) no single property type shall constitute more than 75% of the collateral, provided, however, that office properties shall constitute no more than 50%

____________
[1] The expenses stated in this table and the Example below reflect the expenses of both the Fund and the Master Fund.

[2] Under the same assumptions, on an investment of $3,000,000, the projected costs would be approximately $25,200 for one year and $748,800 for three years, $136,900 for five years and $300,800 for ten years.

9

of the Collateral and hotel properties shall constitute no more than 50% of the collateral; (3) no more than 50% of the Master Fund’s assets at the time of purchase may be securities backed by single properties; and (4) agricultural mortgage securities and non-agency single-family/residential mortgage-backed securities are limited to a maximum of 5% of the Master Fund’s assets at all times.

There are limited restrictions on the credit quality of the Master Fund’s investments. The weighted average credit quality of the Master Fund will be BB- (Ba3) or better at all times based on ratings from the nationally recognized credit rating agencies, subject to the following: (i) securities rated below B- or unrated may not exceed 20% of the Master Fund’s total asset value; and (ii) all split rated securities will be accounted for at the lower rating. If the Master Fund’s asset composition in any of the foregoing categories subsequently exceeds 110% of the related percentage limitation for any reason, the Master Fund will take such action as may be necessary so that within sixty days after the occurrence of such excess, the relevant percentage limitation is again satisfied.

The Master Fund may invest up to 20% of its total assets in U.S. Treasury securities and securities issued or guaranteed by agencies or instrumentalities of the U.S. Government that are not mortgage securities. The Master Fund may invest in investment grade money market instruments rated “A-2” or better by Standard & Poor’s (“S&P”) or “P-2” or better by Moody’s Investors Services (“Moody’s”). Included in the money market securities in which the Master Fund may invest are commercial paper, certificates of deposit and banker’s acceptances. Under normal circumstances, temporary cash balances will be invested directly in such investment grade money market instruments or in commingled, short-term money market funds, which invest in comparably rated securities.

The Master Fund is authorized to borrow up to 5% of its total assets for temporary purposes such as the payment of distributions. The Master Fund will only borrow when the Adviser believes that such borrowings will benefit the Master Fund after taking into account considerations such as interest expense and possible gains and losses upon liquidation.

The Master Fund may also invest temporarily in repurchase agreements (with a term no greater than ninety days), in which securities are acquired by the Master Fund from a third party with the understanding that they will be repurchased by the seller at a fixed price on an agreed date. These agreements may be made with respect to the portfolio securities in which the Master Fund is authorized to invest. The Master Fund must have collateral of at least 102% of the repurchase price, including the portion representing the Master Fund’s yield under such agreements which is marked to market on a daily basis. Repurchase agreements may be characterized as loans secured by the underlying securities and will be entered into in accordance with the requirements of the 1940 Act. The Master Fund will not engage in reverse repurchase transactions for the purpose of leveraging.

The Fund and the Master Fund have adopted a number of fundamental investment restrictions which may not be changed without the approval of the lesser of: (1) at least 66 2/3% of the voting securities present at a meeting at which at least 50% of the outstanding securities of the Fund or the Master Fund, as applicable, are present in person or by proxy, or (2) more than 50% of the outstanding securities of the Fund or Master Fund or the Master Fund, as applicable. The fundamental investment restrictions adopted by the Fund are described in the SAI. The same restrictions have been adopted by the Master Fund.

The investment policies of the Fund and the Master Fund described in this prospectus or in the SAI that are not specified as fundamental may be changed by each fund’s respective Board of Directors without shareholder approval. The Fund and the Master Fund will give notice to their respective shareholders sixty days in advance of a change in a non-fundamental investment policy.

Service Providers

ING Clarion Capital, LLC (the “Adviser”), 230 Park Avenue, New York, New York 10169, is the investment adviser of the Fund. The portfolio managers of the Fund are Mr. Daniel Heflin and Mr. Stephen Baines. Mr. Heflin founded the predecessor to the Adviser in 1995 and organized the Adviser in 1997. Mr. Heflin has served as a portfolio manager for the Fund since 1997. He has over 20 years of experience. Mr. Baines joined the Adviser as a portfolio manager for the Fund in 2001 and continues to serve in this role . From 1995 to 2001 he was a founding partner of James Howard, Inc., where he was in charge of business development and finance. Mr. Baines has over 23 years of experience. Mr. Baines and Mr. Heflin are the only individuals having primary portfolio management responsibility with respect to the Fund. Each of Mr. Baines and Mr. Heflin is individually authorized to make investment decisions for the Fund, but typically such decisions are made jointly. Additional

10

FINANCIAL HIGHLIGHTS

The following tables are intended to help you understand the Fund’s financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. The information has been audited by Ernst & Young LLP, whose report, along with the Fund’s financial statements, appears in the Fund’s Annual Report dated October 31, 2007, which is available upon request. This information is with respect to Shares held since the inception of the Fund. This information should be read in conjunction with the Statement of Additional Information.

(per share data except for percentages)	Year ended October 31, 2007	Year ended October 31, 2006	Year ended October 31, 2005	Year ended October 31, 2004	Year ended October 31, 2003
Net Asset Value, Beginning of Period	$ 9.35	$ 9.29	$ 9.80	$ 9.28	$ 9.37

Income from Investment Operations
Net Investment Income (1) ~~(4)~~	0.53	0.63	0.86	0.76	0.77
Net Realized and Unrealized Gain	(1.06)	0.06	(0.22)	0.55	(0.21)
(Loss)
Total From Investment Operations	(0.53)	0.69	0.64	1.31	0.56

Less Distributions from:
Net Investment Income	(0.54)	(0.63)	(0.86)	(0.61)	(0.64)
Net Realized Gain	-	-	(0.29)	(0.18)	(0.01)
Total Distributions	(0.54)	(0.63)	(1.15)	(0.79)	(0.65)
Net Asset Value, End of Period	$ 8.28	$ 9.35	$ 9.29	$ 9.80	$ 9.28

Total Investment Return
Net Asset Value (2) ~~(1)~~	(6.01%) (3) ~~(5)~~	7.76%	7.19%	14.88%	6.21%

Ratios and Supplemental Data
Net Assets, End of Period ($000)	$401,512	$412,767	$510,008	$303,093	$319,726
Ratio of Net Expenses to Average Net Assets	0.80% (4) ~~(2)~~	0.78% (4) ~~(2)~~	0.77% (4) ~~(2)~~	0.75% (4) ~~(2)~~	0.76% (4) ~~(2)~~
Ratio of Net Investment Income to Average Net Assets	5.86% (4) ~~(2)~~	5.78% (4) ~~(2)~~	8.64% (4) ~~(2)~~	8.06% (4) ~~(2)~~	8.34% (4) ~~(2)~~
Ratio of Voluntary Waived Fees and Expenses assumed by the Adviser to Average Net Assets	0.01%	0.00%	0.00%	0.00%	0.00%
Portfolio Turnover Rate (5) ~~(3)~~	104%	70%	76%	87%	57%

(1) ~~(4)~~	Calculated based upon average shares outstanding throughout the year.

(2) ~~(1)~~
Total investment return based on per share net asset value reflects the effects of changes in net asset value on the performance of the Fund during the period, and assumes dividends and distributions, if any, were reinvested at net asset value.

(3) ~~(5)~~	Total return would have been lower had certain fees not been waived during the year.

(4) ~~(2)~~	Includes the Fund’s share of expenses allocated from the Master Fund.

(5) ~~(3)~~	Represents the portfolio turnover rate of Clarion Value Fund Master, LLC, the Fund's Master Fund.

15

THE FUND’S PORTFOLIO MANAGERS

Mr. Daniel Heflin and Mr. Stephen Baines are the portfolio managers of the Fund. The two share primary responsibility for the Fund’s day-to-day management.

As of December 31, 2007, Mr. Heflin and Mr. Baines are primarily responsible for the day-to-day management of two registered investment companies (including the Fund) with assets of approximately $585 million, eight pooled investment vehicles with assets of approximately $3.86 billion, and five accounts with assets of approximately $636 million. As to these accounts, the Adviser is eligible to receive a performance-based fee with respect to $1.16 billion of the assets of the other pooled investment vehicles and none of the assets of the registered investment companies or the assets of the other accounts.

Mr. Heflin’s and Mr. Baines’ current annual compensation is a combination of a fixed annual salary and discretionary bonus which is based on the financial performance of the Adviser for that year.

As of December 31, 2007, Mr. Heflin holds Fund’s shares valued at over $500,000 and Mr. Baines holds Fund shares valued at less than $10,000.

As already noted, Mr. Heflin and Mr. Baines serve as portfolio managers to other clients that may utilize investment programs substantially similar to that of the Fund. In addition, the Adviser currently serves as investment adviser to other registered investment companies, unregistered investment companies and accounts (including accounts of affiliates), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser’s investment management activities, including those directed by Mr. Heflin and Mr. Baines, may present conflicts between the interests of the Fund and those of the Adviser and potentially among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies. Although the Adviser has adopted allocation procedures intended to provide for equitable treatment of all accounts, it is possible that unforeseen or unusual circumstances may arise requiring case-by-case treatment. The allocation procedures generally contemplate like treatment for like accounts, with exceptions for various special considerations, including an account’s tax position, cash management requirements, concentration tolerance or minimum investment size policies.

DIRECTORS AND OFFICERS

The Fund is governed by a Board of Directors responsible for setting broad policies to be implemented by the officers that they select. These officers manage the day-to-day operations of the Fund. The following is a list of the Directors and officers of the Fund and information relating to their involvement with the Fund.
Unless otherwise noted, the address of all Directors and officers is c/o Clarion Value Fund, Inc., 230 Park Avenue, New York, NY 10169. The Fund Complex referred to in this section of the SAI consists of the Fund, the Clarion Value Fund Master, LLC, and the Clarion Total Return Fund.

S-14

Independent Directors*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
S. Leland Dill (age 77)	Director	Until death, resignation or removal; since September 2005	Director of various mutual fund complexes (1986 - present); Advisory Board Member Hedgeforum, Citicorp Hedge Fund Portfolios (2005 to present); retired in 1986 as Partner-in-charge of Investment Services Practice at KMPG, LLP	3
Clarion Value Fund Master, LLC; Clarion Total Return Fund; Phoenix Funds (25 portfolios) (1989 to 2006); Scudder Investments (51 portfolios) (1986 to 2005); Coutts (USA) International (1992 to 2000); Coutts Trust Holdings (1991 to 1999); Coutts Group (1994 to 1999)

Mark B. Taylor	Director		Bond Portfolio Manager & Principal of Renaissance Technologies Corp. (Oct. 1998 – Dec. 2007)	3	Clarion Value Fund Master LLC; Clarion Total Return Fund

James Webb (age 46)	Director	Until death, resignation or removal; since September 2005	Independent consultant to hedge funds (July 2007 - present; Aug. 2004 - Jan. 2007); CFO - FrontPoint Partners LLC (Jan. 2007 - July 2007); Founder and Director of GlobeOp Financial Services, LLC (1999- Aug. 2004)	3
Clarion Value Master Fund, LLC; Clarion Total Return Fund; Rubicon Master Fund (4 feeder portfolios); Rubicon Quantitative Strategies Master Fund (2 feeder portfolios); GSA Capital International Master Fund, Ltd. (3 feeder portfolios); GSA Capital Macro Master Fund Ltd. (2 feeder portfolios); GSA Capital GMN Master Fund Limited (3 feeder portfolios)

____________

*	Not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

S-15

Interested Directors*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Frank L. Sullivan, Jr. ** (age 62)	Chairman of the Board	Until death, resignation or removal; since July 1997	Managing Director, ING Clarion Partners, LLC	2	Clarion Value Fund Master, LLC

~~Steven N. Fayne*** (age 56)~~	~~Director~~	~~Until death, resignation or removal; since June 2002~~	~~Managing Director, Citigroup Global Markets, Inc. (Feb. 2007 - present); Managing Director, Capmark Finance Inc. (Jan. 2002 - Feb. 2007)~~	~~3~~	~~Clarion Value Fund Master, LLC; Clarion Total Return Fund~~

Daniel Heflin ** (age 44)	President, CEO and Director	Until death, resignation or removal; since July 1997	President, ING Clarion Capital, LLC	3	Clarion Value Fund Master, LLC; Clarion Total Return Fund

____________
*	“Interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

**	Mr. Sullivan and Mr. Heflin are employees of the Adviser or an affiliate of the Adviser.

~~***~~	~~Mr. Fayne is employed by Citigroup Global Markets, Inc., a trading counterparty of the Master Fund.~~

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Officers

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Daniel Heflin (age 44)	President, CEO and Director	Until death, resignation or removal; since July 1997	President and CEO, ING Clarion Capital, LLC

Stephen Baines (age 46)	Vice President	Until death, resignation or removal; since November 2003	Chief Investment Officer, ING Clarion Capital, LLC

Joanne M. Vitale (age 51)	Vice President	Until death, resignation or removal; since July 1997	Senior Director, ING Clarion Partners, LLC; Formerly, Director, ING Clarion Partners, LLC

Jerry Chang (age 41)	Chief Compliance Officer and Chief Financial Officer	Until death, resignation or removal; since May 2005	Chief Compliance Officer and Chief Financial Officer, ING Clarion Capital, LLC; Formerly, Vice President, Strategic Value Partners, LLC

The following table sets forth information regarding compensation of Directors by the Fund for the year ended October 31, 2007. Officers of the Fund and Directors affiliated with the Adviser do not receive any compensation from the Fund.

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors
Frank L. Sullivan, Jr.,* Chairman of the Board Chairman of the Board	$ 0	$0	$0	$ 0

Daniel Heflin*, President, CEO and Director	$ 0	$0	$0	$ 0

S. Leland Dill, Director	$5,000	$0	$0	$15,000

Steven N. Fayne,*~~,~~ Director	$5,000	$0	$0	$15,000

I. Trevor Rozowsky,** Director	$5,000	$0	$0	$15,000

James Webb, Director	$5,000	$0	$0	$15,000
____________
*	~~Interested Director~~ Mr. Fayne resigned as a Director in March of 2008.

**	Mr. Rozowsky resigned as a Director in November of 2007.

S-17

The following table sets forth information as of December 31, 2007 regarding ownership by the Directors of the Fund of equity securities of the Fund. Dollar ranges of ownership are indicated as follows: A = None; B = $1 to $10,000; C = $10,001 to $50,000; D = $50,001 to $100,000; E = over $100,000.

Independent Directors

(1)	(2)	(3)
Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds in Fund Complex Overseen by Director
S. Leland Dill	A	A
Mark B. Taylor	A	A
James Webb	A	A

Interested Directors

(1)	(2)	(3)
Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds in Fund Complex Overseen by Director
Frank L. Sullivan, Jr.	E	E
~~Steven N. Fayne~~	~~A~~	~~A~~
Daniel Heflin	E	E

~~Mr. Fayne has served as a director to Clarion Commercial Holdings, Inc., a Maryland corporation that is advised by the Adviser. In addition, e~~ E ach of the Independent Directors serves as a director of the Master Fund, and Clarion Total Return Fund (also advised by the Adviser). Except as otherwise disclosed herein, none of the Independent Directors has held any other position with (i) the Fund, (ii) an investment company advised by, controlled by or under common control with the Adviser, (iii) the Adviser or other affiliate of the Fund, or (iv) any person controlling, controlled by or under common control with the Adviser. None of the Independent Directors owns, beneficially or of record, securities issued by (i) the Adviser or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser. None of the Independent Directors (or the immediate family of any of them) own securities of the Adviser (or of any of its affiliates).

There were four meetings of the Board of Directors held during the fiscal year ended October 31, 2007. For the fiscal year ended October 31, 2007, each then current Director attended at least seventy-five percent of the aggregate number of meetings of the Board and of any committee on which he or she then served.

The Board of Directors has a single standing committee devoted to review of the Fund’s audit functions and its independent accountants. This Audit Committee reviews the contract between the Fund and its independent accountants, recommends the continuation or termination of the contract with the independent accountants, oversees the Fund’s accounting and financial reporting policies, procedures and internal controls and generally acts as a liaison with the independent accountants. The Audit Committee consists of the Independent Directors. The Audit Committee held two meetings during the fiscal year ended October 31, 2007.

At a meeting on November 30, 2005, the Board of Directors, including a majority of the Independent Directors, approved a new Investment Advisory Agreement between the Fund and the Adviser that was approved by the shareholders at

S-18

security was tendered for redemption and no order to purchase or sell such security was received. The net asset value will also be calculated at the end of each month. The Fund calculates net asset value per share by subtracting the Fund’s liabilities (including accrued expenses and dividends payable) from the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of shares outstanding.

The Fund values its assets using methodologies approved by the Fund’s Board of Directors on the basis of valuations provided by dealers and other market participants or by a pricing service, which uses information with respect to transactions in such securities, quotations from dealers, market transactions in comparable securities, and various relationships between securities and yield to maturity in determining value. Debt securities having a remaining maturity of sixty days or less when purchased and debt securities originally purchased with maturities in excess of sixty days but which currently have maturities of sixty days or less are valued at cost adjusted for amortization of premiums and accretion of discounts. Any securities or other assets for which current market quotations are not readily available, or where multiple, varying quotations are given, are valued by the Adviser at their fair value as determined in good faith under procedures established by the Fund’s Board of Directors. (Similar valuation polices and procedures apply to the Master Fund.)

Under certain market conditions, information used in the valuation of the Fund’s assets from dealers, other market participants and/or third party pricing services may become unavailable. In these instances, there is the potential that a substantial portion, or even all, of the Fund’s assets will be valued by the Adviser at fair value of such assets in accordance with valuation models and procedures approved by the Fund’s Board of Directors. While a good faith effort is made to diligently determine accurate valuations, valuations under these circumstances are inherently subject to uncertainty.

AVERAGE CREDIT QUALITY

There are limited restrictions on the credit quality of the Master Fund’s investments. The weighted average credit quality of the Master Fund will be BB- (Ba3) or better at all times based on ratings from the nationally recognized credit rating agencies, subject to the following: (i) securities rated below B- or unrated may not exceed 20% of the Master Fund’s total asset value; and (ii) all split rated securities will be accounted for at the lower rating. If the Master Fund’s asset composition in any of the foregoing categories subsequently exceeds 110% of the related percentage limitation for any reason, the Fund will take such action as may be necessary so that within sixty days after the occurrence of such excess, the relevant percentage limitation is again satisfied.

In order to calculate the average credit quality of the Master Fund’s assets, the Master Fund will assign sequential numbers (ranging from 17 to 2) to each of the 16 Fitch/S&P/Moody’s rating categories from AAA/AAA/Aaa to B-/B-/B3. For purposes of this calculation, all securities which are guaranteed by a U.S. Government-sponsored entity are considered AAA/AAA/Aaa. All securities rated less than B-/B-/B3 or unrated, except for securities rated D, shall have the same rating number of 1. Securities rated D will have a rating number of 0. The lowest such numeric rating for each asset will be multiplied by the value of such asset. The sum of such products for each of the Master Fund’s assets will then be divided by the Master Fund’s net asset value and converted back to achieve the equivalent Fitch/S&P/Moody’s rating symbols. To the extent that the Master Fund invests in securities in a transaction that does not include the issuance of rated securities, the Adviser will determine the comparable credit quality of, and assign the appropriate credit rating to, such securities.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Fund’s portfolio holdings are made public, as required by law, in the Fund’s annual and semi-annual reports. These reports are filed with the SEC and mailed to shareholders approximately 60 days after the last day of the relevant period. (In addition, these reports are available upon request as described on the back cover of the Fund’s Prospectus.) Also as required by law, the Fund’s portfolio holdings are reported to the SEC approximately 60 days after the last day of the Fund’s relevant first or third fiscal quarterly period.

When authorized by appropriate executive officers of the Fund, portfolio holdings information may be given more frequently than as just described to third-party Fund service providers and certain other persons, including affiliated persons of the Fund. As of the date of this Statement of Additional Information, in addition to the Adviser, these persons are limited to the Fund’s custodian , the Bank of New York,  (full portfolio, monthly, no lag), the Fund’s independent registered public accounting firm , Ernst & Young LLP,  (full portfolio, semi-annually, no lag), Bowne of New York City, LLC and/or Command Financial Press/R.S. Rosenbaum & Co., in connection with financial printing (full portfolio, quarterly, approximately 30 day lag), and Clarion Value Reserve (BVI), Ltd., one of the Master Fund’s offshore feeder funds (full portfolio, monthly, approximately 15 day lag). In addition, the Fund may disclose one or more individual holdings to pricing or valuation services (or to broker-dealers acting as market makers) for assistance in considering the valuation of the relevant holdings. In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it. As part of the

S-22

As filed with the Securities and Exchange Commission on February 29, 2008
REGISTRATION NO. 811-21122

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM N-1A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☑

AMENDMENT NO. 6
________________

CLARION VALUE FUND MASTER, LLC
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
________________

230 Park Avenue
New York, New York 10169
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 883-2500
________________

Daniel Heflin
ING Clarion Capital, LLC
230 Park Avenue
New York, New York 10169
(NAME AND ADDRESS OF AGENT FOR SERVICE)
________________

Copy To:
Paul S. Schreiber, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

CLARION VALUE FUND MASTER, LLC

SUMMARY

Clarion Value Fund Master, LLC (the “Fund”) was formed in June 2002 as a non-diversified, open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”). Until February 2005, the Fund operated under the name Clarion CMBS Value Fund Master, LLC. The investment objective of the Fund is to provide high current income. ING Clarion Capital, LLC, the Fund’s adviser (the “Adviser”) actively manages the Fund’s portfolio of investments, comprised primarily of commercial mortgage-backed securities (“CMBS”), to achieve high total return, including some possibility of capital appreciation.

The Fund is a master fund in a master-feeder fund structure and, accordingly, certain of its investors are other investment funds (referred to as "feeder funds") investing all or a substantial portion of their assets in the Fund. The Fund's feeder funds are:

•           Clarion Value Fund, Inc., a Maryland corporation operating as a registered investment company under the 1940 Act.

•           Clarion Fund plc, an investment fund incorporated in Ireland and authorized by the Central Bank of Ireland.

•           Clarion Value Reserve (BVI), L.P., a limited partnership formed in the Territory of the British Virgin Islands.

Investment Objective

The investment objective of the Fund is to provide high current income. There can be no assurance the Fund will achieve its investment objective.

The Fund’s portfolio is composed primarily of CMBS, a type of mortgage-backed security that is secured by a loan on a commercial property. The majority of the CMBS in which the Fund will invest are expected to be rated BBB+ or below (by a nationally recognized rating agency) or unrated with a maturity of 2 to 20 years. Unrated securities represent the lowest grade in which the Fund is allowed to invest. Unreated securities do not meet the minimum requirements to receive a credit rating from a rating agency and are therefore higher risk than the lowest rated CMBS.  ~~Additionally, for temporary defensive purposes, the Fund may invest up to 20% of its total assets in high-quality taxable and tax-exempt investments and in doing so may not achieve its investment objectives.~~  The Fund may invest up to 20% of its total assets in U.S. Treasury Securities and securities issued or guaranteed by agencies or instrumentalities of the U.S. Government that are not mortgage securities.

In support of its investment objective and to mitigate the risks associated with an investment in the Fund, a number of fundamental and non-fundamental investment restrictions have been placed on the activities of the Fund. These restrictions are set forth in the Statement of Additional Information (the “SAI”) that accompanies, and should be read in conjunction with, this Prospectus.

Risk Factors

As a mutual fund investing in fixed income securities, the Fund is subject primarily to interest rate risk, spread risk and credit risk.

Interest rate risk is the potential for the value of the Fund’s assets to fall due to rising interest rates. In general, fixed-income securities lose value when interest rates rise and gain value when interest rates fall.

Spread risk is the potential for the value of the Fund’s assets to fall due to the widening of spreads. Fixed income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a benchmark, such as a U.S. Treasury security, with a comparable maturity (the spread) measures the additional interest paid for risk. As the spread on a security widens (or increases), the price (or value) of the security falls. Spread widening may occur, among other reasons, as a result of market concerns over the stability of the market, excess supply, general credit concerns in other markets and reduction in risk tolerance.

4

Service Providers

ING Clarion Capital, LLC (the “Adviser”), 230 Park Avenue, New York, New York 10169, is the investment adviser of the Fund. The portfolio managers of the Fund are Mr. Daniel Heflin and Mr. Stephen Baines. Mr. Heflin founded the predecessor to the Adviser in 1995 and organized the Adviser in 1997. Mr. Heflin has served as a portfolio manager for the Fund since 1997. He has over 20 years of experience. Mr. Baines joined the Adviser as a portfolio manager for the Fund in 2001 and continues to serve in this role . From 1995 to 2001 he was a founding partner of James Howard, Inc., where he was in charge of business development and finance. Mr. Baines has over 23 years of experience. Mr. Baines and Mr. Heflin are the only individuals having primary portfolio management responsibility with respect to the Fund. Each of Mr. Baines and Mr. Heflin is individually authorized to make investment decisions for the Fund, but typically such decisions are made jointly. Additional information about their compensation, other accounts managed, and ownership of securities in the Fund is available in the Statement of Additional Information.

The Adviser is based in New York and is registered with the SEC as an investment adviser. With a staff of forty professionals, the Adviser currently has $5.2 billion under management in various accounts using various strategies in the fixed income market.

The Bank of New York currently serves as the Fund’s custodian, administrator and accounting agent.

Ernst & Young LLP serves as the Fund’s independent registered public accounting firm. Shearman & Sterling, LLP serves as legal counsel to the Fund and the Adviser.

Investment Advisory Agreement

Pursuant to an investment advisory agreement (the “Advisory Agreement”), the Adviser, subject to the control and supervision of the Fund’s Board of Directors and in conformance with the stated investment objective and policies of the Fund, manages the investment and reinvestment of the assets of the Fund. In this regard, it is the responsibility of the Adviser to make investment decisions for the Fund and to place purchase and sale orders for the Fund’s investments. The officers of the Fund and the Adviser manage the day to day operations of the Fund. The officers of the Fund are directly responsible to the Fund’s Board of Directors, which sets broad policies for the Fund and appoints its officers.

The Advisory Agreement provides, among other things, that the Adviser will bear all expenses of its employees and overhead incurred in connection with its duties under the Advisory Agreement, and will pay all fees and salaries of the Fund’s officers or employees, if any, who are also employees of the Adviser. The Adviser may retain outside consultants and will be reimbursed by the Fund for any expenses incurred therewith. A discussion regarding the basis for the Board of Directors’ approval of the most recent Advisory Agreement will be available in the Fund’s semi-annual report for the financial reporting period ending April 30, 2008.

The Adviser intends to devote such time and effort to the business of the Fund as is reasonably necessary to perform its duties to the Fund. The services of the Adviser are not exclusive and the Adviser may provide similar services to other clients, including but not limited to certain of the Fund’s feeder funds, and may engage in other activities.

The Adviser currently receives no asset-based fees from the Fund in connection with its services under the Advisory Agreement. However, management fees may be charged at both the Fund and feeder fund levels, subject, as to each feeder fund, to any overall fee cap (measuring fees on a combined basis at both the Fund and feeder fund level) that a particular feeder fund may have in place. In addition, the Adviser may receive reimbursements for out-of-pocket due diligence expenses from the Fund. Notwithstanding the flexibility to charge management fees at the level of either the Fund or the feeder funds, currently all such fees are charged at the level of the feeder funds and that arrangement many be varied only upon a vote of the Fund’s Directors, including a majority of the Fund’s Independent Directors (i.e., those Directors who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act).

7

CLARION VALUE FUND MASTER, LLC
STATEMENT OF ADDITIONAL INFORMATION

DATED FEBRUARY 29, 2008

CLARION VALUE FUND MASTER, LLC (the “Fund”) is located at 230 Park Avenue, New York, New York 10169, and its telephone number is (212) 883-2500. The investment objective of the Fund is to provide high current income. ING Clarion Capital, LLC (the “Adviser”) serves as the investment adviser for the Fund.

In making its investments, the Fund follows a “value” strategy, meaning that the Fund seeks to acquire CMBS that the portfolio managers believe are potentially under-valued by the market relative to their underlying assets. The Fund intends to principally acquire various mezzanine and subordinate classes of CMBS securities, which bear a higher risk-of-loss than more senior classes of the same securities. Some of these securities are considered to be “first loss” in that they are the first class to bear any loss resulting from a default on an underlying asset. ~~The majority of the securities in which the Fund will invest are expected to be mezzanine and subordinate classes having a credit quality of BBB+ or less, including securities considered to be below investment grade.~~ Such securities are considered to be speculative and may be subject to special risks, including a greater risk of loss of principal and non-payment of interest. There is no assurance that the Fund will achieve its investment objective. Investors should carefully assess the risks associated with an investment in the Fund. Investment in the Fund involves a high degree of risk and is suitable only for persons of substantial financial resources who have no need for liquidity in their investment and who can bear the risk of losing their investment.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Fund’s Prospectus, dated February 29, 2008, a copy of which may be obtained from the Fund.

Once you become a Member, you will be sent copies of the Fund’s Annual and Semiannual Reports. Annual Reports will contain audited financial statements by the Fund’s independent registered public accounting firm. These reports will be sent to Members at their addresses of record.

The Advisory Agreement provides that the Adviser will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Advisory Agreement provides that it will terminate automatically if assigned, within the meaning of the 1940 Act, and that it may be terminated without penalty by either party upon not more than 60 days’ nor less than 30 days’ written notice.

The Adviser currently receives no asset-based fees from the Fund in connection with its services under the Advisory Agreement. However, management fees may be charged at both the Fund and feeder fund levels, subject, as to each feeder fund, to any overall fee cap (measuring fees on a combined basis at both the Fund and feeder fund level) that a particular feeder fund may have in place. In addition, the Adviser may receive reimbursements for out-of-pocket due diligence expenses from the Fund. Notwithstanding the flexibility to charge management fees at the level of either the Fund or the feeder funds, currently all such fees are charged at the level of the feeder funds and that arrangement ~~many~~  may be varied only upon a vote of the Fund’s Directors, including a majority of the Fund’s Independent Directors (i.e., those Directors who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act).

THE FUND’S PORTFOLIO MANAGERS

Mr. Daniel Heflin and Mr. Stephen Baines are the portfolio managers of the Fund. The two share primary responsibility for the Fund’s day-to-day management.

As of December 31, 2007, Mr. Heflin and Mr. Baines are primarily responsible for the day-to-day management of two registered investment companies (including the Fund) with assets of approximately $585 million, eight pooled investment vehicles with assets of approximately $3.86 billion, and five accounts with assets of approximately $636 million. As to these accounts, the Adviser is eligible to receive a performance-based fee with respect to $1.16 billion of the assets of the other pooled investment vehicles and none of the assets of the registered investment companies or the assets of the other accounts.

Mr. Heflin’s and Mr. Baines’ current annual compensation is a combination of a fixed annual salary and discretionary bonus which is based on the financial performance of the Adviser for that year.

As of December 31, 2007, Mr. Heflin and Mr. Baines each hold no Fund Interests.

As already noted, Mr. Heflin and Mr. Baines serve as portfolio managers to other clients that may utilize investment programs substantially similar to that of the Fund. In addition, the Adviser currently serves as investment adviser to other registered investment companies, unregistered investment companies and accounts (including accounts of affiliates), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser’s investment management activities, including those directed by Mr. Heflin and Mr. Baines, may present conflicts between the interests of the Fund and those of the Adviser and potentially among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies. Although the Adviser has adopted allocation procedures intended to provide for equitable treatment of all accounts, it is possible that unforeseen or unusual circumstances may arise requiring case-by-case treatment. The allocation procedures generally contemplate like treatment for like accounts, with exceptions for various special considerations, including an account’s tax position, cash management requirements, concentration tolerance or minimum investment size policies.

DIRECTORS AND OFFICERS

The Fund is governed by a Board of Directors. Although the Fund is organized as a limited liability company, the Board of Directors exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation. The Board of Director’s elects officers for the Fund to manage the Fund’s day-to-day operations. The following is a list of the Directors and officers of the Fund and information relating to their involvement with the Fund.

Unless otherwise noted, the address of all Directors and officers is c/o Clarion Value Fund Master, LLC, 230 Park Avenue, NY, NY 10169. The “Fund Complex” referred to throughout this section of the SAI consists of the Fund, Clarion Value Fund, Inc., and the Clarion Total Return Fund.

Independent Directors*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
S. Leland Dill (age 77)	Director	Until death, resignation or removal; since September 2005	Director of various mutual fund companies (1986 - present); Advisory Board Member Hedgeforum, Citicorp Hedge Fund Portfolios (2005 to present); retired in 1986 as Partner-in-charge of Investment Services Practice at KMPG, LLP	3
Clarion Value Fund, LLC; Clarion Total Return Fund; Phoenix Funds (25 portfolios) (1989 to 2006); Scudder Investments (51 portfolios) (1986 to 2005); Coutts (USA) International (1992 to 2000); Coutts Trust Holdings (1991 to 1999); Coutts Group (1994 to 1999)

Mark B. Taylor	Director		Bond Portfolio Manager & Principal of Renaissance Technologies Corp. (Oct. 1998 – Dec. 2007)	3	Clarion Value Fund Inc.; Clarion Total Return Fund

James Webb (age 46)	Director	Until death, resignation or removal; since September 2005	Independent consultant to hedge funds (July 2007 - present; Aug. 2004 - Jan. 2007); CFO-FrontPoint Partners LLC (Jan. 2007- July 2007); Founder and principal of GlobeOp Financial Services, LLC (1999 - Aug. 2004)	3
Clarion Value Fund Inc.; Clarion Total Return Fund; Rubicon Master Fund (4 feeder portfolios); Rubicon Quantitative Strategies Master Fund (2 feeder portfolios); GSA Capital International Master Fund, Ltd. (3 feeder portfolios); GSA Capital Macro Master Fund Ltd. (2 feeder portfolios); GSA Capital GMN Master Fund Limited (3 feeder portfolios)

____________

*	Not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

Interested Directors*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Frank L. Sullivan, Jr. ** (age 62)	Chairman of the Board	Until death, resignation or removal; since July 1997	Managing Director, ING Clarion Partners, LLC	2	Clarion Value Fund Master, LLC

~~Steven N. Fayne*** (age 56)~~	~~Director~~	~~Until death, resignation or removal; since June 2002~~	~~Managing Director, Citigroup Global Markets, Inc. (Feb. 2007 - present); Managing Director, Capmark Finance Inc. (Jan. 2002 - Feb. 2007)~~	~~3~~	~~Clarion Value Fund, Inc.; Clarion Total Return Fund~~

Daniel Heflin ** (age 44)	President, CEO and Director	Until death, resignation or removal; since July 1997	President, ING Clarion Capital, LLC	3	Clarion Value Fund Master, LLC; Clarion Total Return Fund

____________
*	“Interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

**	Mr. Sullivan and Mr. Heflin are employees of the Adviser or an affiliate of the Adviser.

~~***~~	~~Mr. Fayne is employed by Citigroup Global Markets, Inc., a trading counterparty of the Fund.~~

Officers

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Daniel Heflin (age 44)	President, CEO and Director	Until death, resignation or removal; since July 1997	President and CEO, ING Clarion Capital, LLC

Stephen Baines (age 46)	Vice President	Until death, resignation or removal; since November 2003	Chief Investment Officer, ING Clarion Capital, LLC; Formerly, Founding Partner, James Howard, LP

Joanne M. Vitale (age 51)	Vice President	Until death, resignation or removal; since July 1997	Senior Director, ING Clarion Partners, LLC; Formerly, Director, ING Clarion Partners, LLC

Officers

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Jerry Chang (age 41)	Chief Compliance Officer and Chief Financial Officer	Until death, resignation or removal; since May 2005	Chief Compliance Officer and Chief Financial Officer, ING Clarion Capital, LLC; Formerly, Vice President, Strategic Value Partners, LLC

The following table sets forth information regarding compensation of Directors by the Fund for the year ended October 31, 2007. Officers of the Fund and Directors affiliated with the Adviser do not receive any compensation from the Fund.

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors
Frank L. Sullivan, Jr.,* Chairman of the Board	$ 0	$0	$0	$ 0

Daniel Heflin*, President, CEO and Director	$ 0	$0	$0	$ 0

S. Leland Dill, Director	$5,000	$0	$0	$15,000

Steven N. Fayne*, Director	$5,000	$0	$0	$15,000

I. Trevor Rozowsky,** Director	$5,000	$0	$0	$15,000

James Webb, Director	$5,000	$0	$0	$15,000
____________
*	~~Interested Director~~ Mr. Fayne resigned as a Director in March of 2008.

**	Mr. Rozowsky resigned as a Director in November of 2007.

The following table sets forth information as of December 31, 2007 regarding ownership by the Directors of the Fund of equity securities of the Fund. Dollar ranges of ownership are indicated as follows: A = None; B = $1 to $10,000; C = $10,001 to $50,000; D = $50,001 to $100,000; E = over $100,000.

Independent Directors

(1)	(2)	(3)
Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds in Fund Complex Overseen by Director
S. Leland Dill	A	A
Mark B. Taylor	A	A
James Webb	A	A

Interested Directors

(1)	(2)	(3)
Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds in Fund Complex Overseen by Director
Frank L. Sullivan, Jr.	A	E
~~Steven N. Fayne~~	~~A~~	~~A~~
Daniel Heflin	A	E

~~Mr. Fayne has served as a director to Clarion Commercial Holdings, Inc., a Maryland corporation that is advised by the Adviser. In addition, e~~ E ach of the Independent Directors serves as a director of Clarion Value Fund, Inc., a Maryland Corporation advised by the Adviser, which is one of the Fund’s feeder funds and Clarion Total Return Fund (also advised by the Adviser). Except as otherwise disclosed herein, none of the Independent Directors has held any other position with (i) the Fund, (ii) an investment company advised by, controlled by or under common control with the Adviser, (iii) the Adviser or other affiliate of the Fund, or (iv) any person controlling, controlled by or under common control with the Adviser. None of the Independent Directors owns, beneficially or of record, securities issued by (i) the Adviser or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser. None of the Independent Directors (or the immediate family of any of them) own securities of the Adviser (or of any of its affiliates).

There were four meetings of the Board of Directors for the fiscal year ended October 31, 2007. For that period, each then current Director attended at least seventy five percent of the aggregate number of meetings of the Board and of any Committee on which ~~they~~  he or she served.

The Board of Directors has a single standing committee devoted to review of the Fund’s audit functions and its independent accountants. This Audit Committee reviews the contract between the Fund and its independent accountants, recommends the continuation or termination of the contract with the independent accountants, oversees the Fund’s accounting and financial reporting policies, procedures and internal controls and generally acts as a liaison with the independent accountants. The Audit Committee consists of the Independent Directors. The Audit Committee held two meetings during the fiscal year ended October 31, 2007.

At a meeting on November 30, 2005, the Board of Directors, including a majority of the Independent Directors, approved a new Investment Advisory Agreement between the Fund and the Adviser that was approved by the shareholders at a special meeting held October 31, 2006 and will continue in effect for two years (unless terminated earlier) and will thereafter continue from year to year, provided that the continuance is approved annually by a vote of the Board including a majority of the non-interested directors. The most recent such approval by the Board of Directors was on December 14, 2007.

Directors of the Fund who are not affiliated with the Adviser will be compensated by the Fund by payment of an annual retainer of $5,000 each, and in addition the Fund will pay an attendance fee of $500 per meeting, plus any out of pocket expenses related to attending the meeting. The Fund also pays certain out-out-pocket expenses of these Directors, including travel expenses related to attendance at Director’s meetings.

Directors and employees of the Fund and the Adviser are permitted to engage in personal securities transactions subject to the restrictions and procedures contained in the Codes of Ethics of the Fund and the Adviser (each of which is approved by the Board of Directors of the Fund). In general, the Codes of Ethics preclude these individuals from trading for their personal accounts in the same securities as are being traded for the Fund.

as required by law, the Fund’s portfolio holdings are reported to the SEC approximately 60 days after the last day of the Fund’s relevant first or third fiscal quarterly period.

When authorized by appropriate executive officers of the Fund, portfolio holdings information may be given more frequently than as just described to third-party Fund service providers and certain affiliated persons of the Fund. As of the date of this Statement of Additional Information, in addition to the Adviser these persons are limited to the Fund’s custodian , the Bank of New York,  (full portfolio, monthly, no lag), the Fund’s independent registered public accounting firm , Ernst & Young LLP,  (full portfolio, semi-annually, no lag), Bowne of New York City, LLC and/or Command Financial Press/R.S. Rosenbaum & Co., in connection with financial printing (full portfolio quarterly, approximately 30 day lag) and Clarion Value Reserve (BVI), Ltd., one of the Fund’s offshore feeder funds (full portfolio, monthly, approximately 15 day lag). In addition, the Fund may disclose one or more individual holdings to pricing or valuation services (or to broker-dealers acting as market makers) for assistance in considering the valuation of the relevant holdings. In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it. As part of the Fund’s internal policies and procedures, conflicts between the interests of the investors and those parties receiving portfolio information will be considered. In addition to the Fund’s policies and procedures in this area, a number of Fund service providers maintain their own written procedures limiting use and further transmission of portfolio holdings information disclosed to them. Neither the Fund nor the Adviser (nor its affiliates) receives any compensation in connection with disclosure of information to these parties, and all such arrangements are pursuant to policies approved by the Board of Directors, which has determined that they are appropriate and in the interests of Fund shareholders. These Fund policies and procedures will be considered by the Directors on an annual basis, in connection with the Fund’s compliance program under Rule 38a-1 under the Investment Company Act; related issues will be brought to the attention of the Directors on an as appropriate basis.

Additionally, the Adviser or its personnel from time to time may comment to Fund shareholders, prospective investors or shareholder or investor fiduciaries or agents (orally or in writing) on one or more of the Fund’s portfolio securities or may state that the Fund recently purchased or sold one or more securities. This commentary also may include such statistical information as sector or capitalization exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like. No comments may be made, however, if likely to permit, in the sole judgment of the Adviser, inappropriate trading of Fund Interests or of Fund portfolio securities.

REDEMPTION

Any Member may request the redemption of Interests by sending a written request to the Fund at the offices of the Adviser. Redemption requests must be endorsed by the account holder with signatures guaranteed by a commercial bank, trust company, savings and loan association, federal savings bank, member firm of a national securities exchange or other eligible financial institution. The redemption request must be signed exactly as the account is registered including any special capacity of the registered owner. Additional documentation may be requested, and a signature guarantee is normally required, from institutional and fiduciary account holders, such as corporations, custodians, executors, administrators, trustees or guardians.

Due to the illiquid nature of the Fund’s portfolio investments, the Fund may choose to satisfy redemption requests pursuant to the Fund’s “redemption-in-kind” policy as described below. In order to avoid receiving redemption proceeds in securities, a Member may notify the Fund’s investment adviser in advance of the Member’s intent to submit a redemption request. This request may allow securities to be sold in advance of the redemption request so that redemption proceeds can be paid in cash rather than “in-kind”. Members are encouraged to contact the Fund’s investment adviser regarding redemptions as early as possible. Regardless of such notice, there is no guaranty that the Fund’s adviser will have the ability to sell securities in advance in order to pay redemptions in cash.

The Fund has adopted a policy under Rule 18f-1 under the 1940 Act. Any Member requesting that the Fund redeem Interests with an aggregate value in excess of the lesser of $250,000 or 1% of the net asset value of the Fund during any 90 day period will be required to provide the Fund with details of valid custodial arrangements in the U.S., in addition to other important information, in order for the redemption request to be deemed in good order. Failure to provide required information will result in the rejection of the redemption request as being invalid.